PROSPECTUS SUPPLEMENT (To prospectus dated November 26, 2003)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-109802

1,300,000 Units

Merrill Lynch & Co., Inc.

International Strategic Return Notes®

Linked to the Select Asia Total Return Index

due May 5, 2009

(the “Notes”)

$10 original public offering price per Unit

The Notes:

•   Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•   Exchangeable at your option for a cash payment during a specified period in April of each year from 2005 through 2008 as described in this prospectus supplement.

•   No payments prior to maturity unless exchanged.

•   Linked to the value of the Select Asia Total Return Index (index symbol “ASP50”).

•   Expected closing date: May 5, 2004.

Payment at maturity or upon exchange:

•   At maturity or upon exchange, you will receive a cash amount based upon the percentage change in the value of the Select Asia Total Return Index which reflects the performance of the S&P Asia 50 Net Total Return Index less an annual adjustment factor of 2% applied daily. The S&P Asia 50 Net Total Return Index is a total return index which reflects the total return, net of taxes, of fifty dividend-yielding stocks from four major Asian markets, Hong Kong, Korea, Singapore and Taiwan. The value of the Select Asia Total Return Index must increase by at least 1.52% in order for you to receive at least the original public offering price of $10 per Note at maturity or upon exchange. If the value of the Select Asia Total Return Index has declined or has not increased sufficiently, you will receive less, and possibly significantly less, than the original public offering price of $10 per Note.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit		Total
Public offering price	$10.00		$13,000,000
Underwriting fee	$.20		$260,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.85	*	$12,805,000

*	$.05 per Unit of the underwriting fee will be paid to the underwriter by a subsidiary of Merrill Lynch & Co., Inc. For a description of this payment, please see the section entitled “Underwriting” in this prospectus supplement.

Merrill Lynch & Co.

The date of this prospectus supplement is April 28, 2004.

“International Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “S&P Asia 50 Net Total Return Index”, and “S&P®” are trademarks of the McGraw Hill Company Inc. and have been licensed for use by Merrill Lynch Capital Services Inc., and Merrill Lynch & Co., Inc. is an authorized licensee.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the International Strategic Return Notes® Linked to the Select Asia Total Return Index due May 5, 2009 (the “Notes”). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the Select Asia Total Return Index and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on May 5, 2009 unless exchanged by you as described in this prospectus supplement.

A Unit will represent a single Note with an original public offering price of $10.00 (a “Unit”). You may transfer the Notes only in whole Units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Exchange Amount following the exercise of your exchange option or the Redemption Amount at maturity. We have designed the Notes for investors who are willing to forego market interest payments on the Notes, such as fixed or floating interest rates paid on standard senior non-callable debt securities, in exchange for the Exchange Amount or the Redemption Amount.

Who publishes the Select Asia Total Return Index and what does the Select Asia Total Return Index measure?

The Select Asia Total Return Index is calculated and disseminated by Dow Jones Indexes, a business unit of Dow Jones & Company, Inc. (“Dow Jones”). The Select Asia Total Return Index was established with a benchmark value of 100.00 on April 28, 2004, the date the Notes were priced for initial sale to the public (the “Pricing Date”). The Select Asia Total Return Index is a total return index, calculated in U.S. dollars. The Select Asia Total Return Index is an index which reflects the performance of the S&P Asia 50 Net Total Return Index (as described herein), less an annual index adjustment factor of 2% applied daily (the “Index Adjustment Factor”). The S&P Asia 50 Net Total Return Index is a total return index which reflects the total return, net of taxes, of fifty dividend-yielding stocks from four major Asian markets and is published by Standard & Poor’s. For more information, see the section entitled “The Select Asia Total Return Index—S&P Asia 50 Net Total Return Index.”

Because the Select Asia Total Return Index reflects the performance of the S&P Asia 50 Net Total Return Index, any adjustments to that index or changes in the calculation methodology will directly affect the Select Asia Total Return Index. For more specific information about the Select Asia Total Return Index, the S&P Asia 50 Net Total Return Index and the Index Adjustment Factor, please see the section entitled “The Select Asia Total Return Index” in this prospectus supplement.

The Notes are debt obligations of ML&Co. and an investment in the Notes does not entitle you to any ownership interest in the stocks included in the

S&P Asia 50 Net Total Return Index (collectively, the “S&P Asia 50 Stocks”).

How has the Select Asia Total Return Index performed historically?

The value of the Select Asia Total Return Index was set to 100 on the Pricing Date. While there is currently no historical information about the Select Asia Total Return Index, we have provided a table and a graph showing the hypothetical historical month-end closing values of the Select Asia Total Return Index from January 1999 through March 2004, assuming the index had existed during this period. These closing values have been calculated hypothetically according to the same methodology by which the Select Asia Total Return Index will be calculated. We have provided this information only to illustrate how the Select Asia Total Return Index would have performed in the past. For further details on the calculation of these hypothetical historical closing values please refer to the section entitled “The Select Asia Total Return Index—Hypothetical Historical Data on the Select Asia Total Return Index” in this prospectus supplement.

What will I receive upon maturity of the Notes?

At maturity, if you have not previously exchanged your Notes, you will receive a cash payment on the Notes equal to the “Redemption Amount”.

The “Redemption Amount” per Unit will equal:

$9.85 ×	(	Ending Value	)
Starting Value

The Select Asia Total Return Index will need to increase by at least 1.52% in order for you to receive a Redemption Amount equal to or greater than the original public offering price, and, if the value of the Select Asia Total Return Index declines or has not increased sufficiently, you will receive less than the original public offering price of the Notes.

The “Starting Value” equals 100, the value to which the Select Asia Total Return Index was set on the Pricing Date.

For purposes of determining the Redemption Amount, the “Ending Value” means the average, arithmetic mean, of the values of the Select Asia Total Return Index at approximately 10:00 a.m. New York City time on five business days shortly before the maturity of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a stock included in the Select Asia Total Return Index or certain futures or options contracts relating to a stock included in the Select Asia Total Return Index.

Examples

Here are three examples of Redemption Amount calculations:

Example 1—The Select Asia Total Return Index at maturity is below the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 20

Redemption Amount (per Unit)	=	$9.85	×	(20)	=	$1.97
100

Total payment at maturity (per Unit) = $1.97

Example 2—The Select Asia Total Return Index at maturity is above the Starting Value but not by enough to pay more than the original public offering price:

Starting Value: 100

Hypothetical Ending Value: 101

Redemption Amount (per Unit)	=	$9.85	×	(101)	=	$9.95
100

Total payment at maturity (per Unit) = $9.95

Example 3—The Select Asia Total Return Index at maturity is above the Starting Value by enough to pay more than the original public offering price:

Starting Value: 100

Hypothetical Ending Value: 180

Redemption Amount (per Unit)	=	$9.85	×	(180)	=	$17.73
100

Total payment at maturity (per Unit) = $17.73

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this prospectus supplement.

How does the exchange feature work?

You may elect to exchange all or a portion of your Notes during a specified period in the month of April in the years 2005 through 2008 by giving notice to the depositary or trustee of the Notes, as the case may be, as described in this prospectus supplement. The amount of the cash payment you receive upon exchange (the “Exchange Amount”) will be equal to the Redemption Amount, calculated as if the Exchange Date, as defined in this prospectus supplement, were the stated maturity date, except that the Ending Value will be equal to the closing value of the Select Asia Total Return Index on the Exchange Date. The Exchange Amount will be paid three Business Days following the Exchange Date. If you elect to exchange your Notes, you will receive only the Exchange Amount and you will not receive the Redemption Amount at maturity. The Exchange Amount you receive may be greater than or less than the Redemption Amount at maturity depending upon the performance of the Select Asia Total Return Index during the period from the Exchange Date until the stated maturity date. In addition, if the value of the Select Asia Total Return Index has not increased sufficiently above the Starting Value, the Exchange Amount will be less than the original public offering price.

For more specific information about the exchange feature, please see the section entitled “Description of the Notes—Exchange of the Notes Prior to Maturity” in this prospectus supplement.

What about taxes?

The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. hereby agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Select Asia Total Return Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this prospectus supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price you receive for your Notes upon any sale prior to maturity or redemption. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, these duties could result in a conflict of interest between the status of MLPF&S as our subsidiary and its responsibilities as calculation agent.

Who is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents we have filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. An investment in the Notes involves credit risks which are identical to those related to investments in any other debt obligations of ML&Co., and additional risks which exist because of the linkage to the S&P Asia 50 Net Total Return Index is similar to investing in each of the S&P Asia 50 Stocks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes at maturity or upon exchange. The payment on the Notes will depend on the change in the value of the Select Asia Total Return Index. Because the value of the Select Asia Total Return Index is subject to market fluctuations and the application of the Index Adjustment Factor, the amount of cash you receive may be more or less than the original public offering price of your Notes. If the applicable Ending Value, at maturity or at the time you exchange your Notes, is less than or not sufficiently above the Starting Value, then the amount you receive will be less than the original public offering price of each Note, in which case your investment in the Notes will result in a loss to you. The original public offering price of $10 per Unit exceeds the $9.85 per Unit amount used to calculate the Redemption Amount and therefore the Select Asia Total Return Index must increase in order for you to receive a Redemption Amount or Exchange Amount equal to the original public offering price.

The value of the Select Asia Total Return Index is expected to affect the trading value of the Notes

The market value of the Notes will depend substantially on the amount by which the Select Asia Total Return Index exceeds or does not exceed the Starting Value. The value of the Notes is related to the Select Asia Total Return Index, and consequently, a sale of the Notes may result in a loss. Additionally, because the trading value and perhaps final return on your Notes is dependent on factors in addition to the Select Asia Total Return Index, such as our credit rating, an increase in the value of the Select Asia Total Return Index will not reduce the other investment risks related to the Notes.

Changes in our credit ratings may affect the trading value of the Notes

Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the value of the Select Asia Total Return Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Your investment may become concentrated

As a result of market fluctuations and/or reconstitution events, an investment in the Notes may carry risks similar to a concentrated investment in one or more industries.

Your yield may be lower than the yield on other debt securities of comparable maturity

The amount we pay you at maturity or upon exchange may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought other senior non-callable debt securities of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the S&P Asia 50 Stocks

While the Select Asia Total Return Index reflects the payment of dividends on the S&P Asia 50 Stocks as described in more detail below, the yield to the maturity of the Notes will not produce the same yield as if the S&P Asia 50 Stocks were purchased and held for a similar period. The dividends on the S&P Asia 50 Stocks will be incorporated into the Select Asia Total Return Index through adjustments made to the S&P Asia 50 Net Total Return Index. A withholding tax based on the least advantageous rates will be applied to such dividends, which may be in excess of the rates you would pay were you assessed an actual withholding tax on the dividends on the S&P Asia 50 Stocks. In addition, at the end of each day, the Select Asia Total Return Index will be reduced by a pro rata portion of the annual Index Adjustment Factor of 2%. Due to the effect of the annual Index Adjustment Factor and to the matters discussed above under “Your investment may result in a loss”, the return on an investment in the Notes will be less than the return on a similar investment in the S&P Asia 50 Stocks, assuming transaction costs and taxes are not taken into account. The trading value of the Notes and final return on the Notes may also differ from the results of the Select Asia Total Return Index for the reasons discussed above under “Changes in our credit ratings may affect the trading value of the Notes”.

Your return may be affected by factors affecting international securities markets

The S&P Asia 50 Net Total Return Index measures the value of the equity securities of companies listed on various foreign exchanges. The return on the Notes will be affected by factors affecting the value of securities in these markets. Foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize a particular non-U.S. securities market and cross-shareholdings in non-U.S. companies on these markets may affect prices and the volume of trading on those markets. Also, there is generally less publicly available information about non-U.S. companies than about U.S. companies that are subject to the reporting requirements of the SEC. Additionally, non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices and performance of securities of companies in foreign markets may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, and possible fluctuations in the rate of exchange between currencies are factors that could negatively affect the international securities markets. Moreover, the relevant non-U.S. economies may differ favorably or unfavorably from the U.S. economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Your return may be affected by currency exchange rates

Changes in exchange rates will not be considered in calculating the Redemption Amount, but may affect the businesses, profitability and trading prices of companies represented by the S&P Asia 50 Stocks, and therefore the value of the Select Asia Total Return Index. Further, the Select Asia Total Return Index is calculated using U.S. dollars but is based on the value of stocks denominated in the relevant currencies of the applicable foreign markets. Consequently, the value of the Select Asia Total Return Index will depend in part on the current exchange rate between such currencies and the U.S. dollar. Changes in such exchange rates may affect the Select Asia Total Return Index and therefore the value of the Notes.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by Note holders, it is not required to do so and may cease making such bids at any time. A limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Risk factors specific to companies included in the Select Asia Total Return Index

The Select Asia Total Return Index is an index which is based on the value of the S&P Asia 50 Net Total Return Index less an annual Index Adjustment Factor. The S&P Asia 50 Net Total Return Index is a total return index which reflects the price changes and dividends of fifty dividend-yielding stocks from four Asian markets, Hong Kong, Korea, Singapore and Taiwan, selected by Standard & Poor’s for inclusion in the S&P Asia 50 Net Total Return Index. The stock prices of some of the companies included in the S&P Asia 50 Net Total Return Index (the “S&P Asia 50 Companies”) have been and may continue to be volatile. These stock prices could be subject to wide fluctuations in response to a variety of factors, including the following:

•	general market fluctuations;

•	actual or anticipated variations in the quarterly operating results of the S&P Asia 50 Companies;

•	announcements of technological innovations or new services offered by competitors of the S&P Asia 50 Companies;

•	changes in financial estimates by securities analysts;

•	regulatory or legal developments, including significant litigation matters, affecting the S&P Asia 50 Companies or in the industries in which they operate;

•	announcements by competitors of the S&P Asia 50 Companies of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	departures of key personnel of the S&P Asia 50 Companies.

The international operations of some of the S&P Asia 50 Companies expose them to risks inherent to international business. The risks of international business that these companies are exposed to include the following:

•	general economic, social and political conditions in the countries where they operate;

•	the difficulty of enforcing intellectual property rights, agreements and collecting receivables through certain foreign legal systems;

•	differing tax rates, tariffs, exchange controls or other similar restrictions;

•	currency exchange rate fluctuations; and

•	changes in, and compliance with, domestic and foreign laws and regulations which impose a range of restrictions on operations, trade practices, foreign trade and international investment decisions.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the Note holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the S&P Asia 50 Stocks or futures or options contracts on the S&P Asia 50 Stocks for our own accounts for business reasons and expect to enter into such transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the S&P Asia 50 Stocks and, in turn, the value of the Select Asia Total Return Index in a manner that would be adverse to your investment in the Notes. Any purchases by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase the prices of the S&P Asia 50 Stocks. Temporary increases in the market prices of the S&P Asia 50 Stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the S&P Asia 50 Stocks may decline subsequent to the Pricing Date reducing the value of the Select Asia Total Return Index and therefore the market value of the Notes.

Potential conflicts

Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Select Asia Total Return Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the Select Asia Total Return Index. See the sections entitled “Description of the Notes—Adjustments to the Select Asia Total Return Index; Market Disruption Events” and “— Discontinuance of the Select Asia Total Return Index” in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise. MLPF&S, the underwriter, will pay an additional amount on each anniversary of the Pricing Date in 2005 through 2008 to brokers whose clients purchased their Units in the initial distribution and continue to hold the Notes. In addition, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold the Notes. You should understand that as a result of this additional payment, your broker receives a financial benefit each year you retain your investment in the Notes. Please see the section entitled “Underwriting” in this prospectus supplement.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the S&P Asia 50 Companies including extending loans to, or making equity investments in, the S&P Asia 50 Companies or providing advisory services to the S&P Asia 50 Companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the S&P Asia 50 Companies and, in addition, one or more affiliates of ML&Co. may publish research reports about the S&P Asia 50 Companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the S&P Asia 50 Companies. Any prospective purchaser of the Notes should undertake an independent investigation of the S&P Asia 50 Companies as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the Select Asia Total Return Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Uncertain tax consequences

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless exchanged by you, the Notes will mature on May 5, 2009.

While at maturity or upon exchange a beneficial owner of a Note will receive an amount equal to the Redemption Amount or the Exchange Amount, as the case may be, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment at Maturity” and “—Exchange of the Notes Prior to Maturity” in this prospectus supplement.

The Notes may be exchanged by you during an Exchange Notice Period, but are not subject to redemption by ML&Co. before maturity. If an Event of Default occurs with respect to the Notes, beneficial owners of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole Units each with an original public offering price of $10 per Unit. You may transfer the Notes only in whole Units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment at Maturity

For each Note that has not been exchanged prior to maturity, the holder will be entitled to receive the Redemption Amount, as provided below.

The “Redemption Amount” per Unit will be determined by the calculation agent and will equal:

$9.85	×	(	Ending Value	)
Starting Value

The “Starting Value” equals 100, the value of the Select Asia Total Return Index on the Pricing Date.

For the purpose of determining the Redemption Amount, the “Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the Select Asia Total Return Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing values of the Select Asia Total Return Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Select Asia Total Return Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Select Asia Total Return Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which the NYSE, the Nasdaq National Market and the AMEX are open for trading and the Select Asia Total Return Index or any successor index is calculated and published.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Exchange of the Notes Prior to Maturity

You may elect to exchange all or a portion of the Notes you own during any Business Day which occurs in an Exchange Notice Period by giving notice as described below. An “Exchange Notice Period” means the period from and including the first calendar day of the month of April to and including 12:00 noon in The City of New York on the fifteenth calendar day during the month of April in the years 2005, 2006, 2007 and 2008. If the fifteenth calendar day of the applicable month of April is not a Business Day, then the Exchange Notice Period will be extended to 12:00 noon in The City of New York on the next succeeding Business Day. The amount of the cash payment you receive upon exchange (the “Exchange Amount”) will be equal to the Redemption Amount, calculated as if the Exchange Date were the stated maturity date, except that the Ending Value will be equal to the closing value of the Select Asia Total Return Index on the Exchange Date. An “Exchange Date” will be the third Index Business Day following the end of the applicable Exchange Notice Period. If a Market Disruption Event occurs on the third Index Business Day following an Exchange Notice Period, the Exchange Date for that year will be the next succeeding Index Business Day on which a Market Disruption Event does not occur. The Exchange Amount will be paid three Business Days after the Exchange Date.

The Notes will be issued in registered global form and will remain on deposit with the depositary as described in the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus. Therefore, you must exercise the option to exchange your Notes through the depositary. To make your exchange election effective, you must make certain that your notice is delivered to the depositary during the applicable Exchange Notice Period. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to exchange your Notes prior to 12:00 noon in The City of New York on the last Business Day of the applicable Exchange Notice Period, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

If at any time the global securities are exchanged for Notes in definitive form, from and after that time, notice of your election to exchange must be delivered to JPMorgan Chase Bank, as trustee under the 1983 Indenture, through the procedures required by the trustee by 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period.

Hypothetical Returns

The following tables illustrate for a range of hypothetical Ending Values of the Select Asia Total Return Index:

•	the total amount payable at maturity of the Notes, and the value of an investment in the S&P Asia 50 Stocks,

•	the total rate of return to beneficial owners of the Notes, and the total return on an investment in the S&P Asia 50 Stocks, and

•	the pretax annualized rate of return to beneficial owners of the Notes, and the pretax annualized rate of return on an investment in the S&P Asia 50 Stocks.

The tables below assume an initial investment of $10 in the Notes and an initial investment of $10 in the S&P Asia 50 Stocks.

Hypothetical Returns Related to International Strategic Return Notes based on the Select Asia Total Return Index				Hypothetical Returns Related to an Investment in the S&P Asia 50 Stocks
Hypothetical Ending Value of the Select Asia Total Return Index(1)	Total Amount Payable at Maturity per Note	Total Rate of Return on the Notes	Pretax Annualized Rate of Return on the Notes(2)	Hypothetical Ending Value of an Investment in the S&P Asia 50 Stocks(3)	Total Value of the S&P Asia 50 Stocks on the Date the Notes Mature	Total Rate of Return on the S&P Asia 50 Stocks	Pretax Annualized Rate of Return on the S&P Asia 50 Stocks(2)
20.00	$ 1.97	–80.30%	–29.97%	22.10	$ 2.21	–77.90%	–28.01%
40.00	$ 3.94	–60.60%	–17.78%	44.21	$ 4.42	–55.79%	–15.67%
60.00	$ 5.91	–40.90%	–10.24%	66.31	$ 6.63	–33.69%	–8.04%
80.00	$ 7.88	–21.20%	–4.71%	88.42	$ 8.84	–11.58%	–2.45%
100.00(4)	$ 9.85	–1.50%	–0.30%	110.52	$11.05	10.52%	2.01%
120.00	$11.82	18.20%	3.37%	132.63	$13.26	32.63%	5.72%
140.00	$13.79	37.90%	6.53%	154.73	$15.47	54.73%	8.92%
160.00	$15.76	57.60%	9.30%	176.84	$17.68	76.84%	11.73%
180.00	$17.73	77.30%	11.78%	198.94	$19.89	98.94%	14.23%
200.00	$19.70	97.00%	14.02%	221.05	$22.10	121.05%	16.50%

(1)	The Select Asia Total Return Index reflects the total return of fifty dividend-yielding stocks of the S&P Asia 50 Net Total Return Index, less an annual Index Adjustment Factor of 2%.
(2)	The annualized rates of return are calculated on a semiannual bond equivalent basis and assume an investment term from May 5, 2004 to May 5, 2009, the same term expected for the Notes.
(3)	An investment in the S&P Asia 50 Stocks is assumed to be equivalent to an investment in the Select Asia Total Return Index, including the method and timing of reinvesting dividends, except that the Select Asia Total Return Index is reduced daily by the pro rata portion of the annual Index Adjustment Factor of 2%. The hypothetical investment in the S&P Asia 50 Stocks presented in this column does not take into account transaction costs and taxes.
(4)	This is the Starting Value on the Pricing Date.

The above figures are for purposes of illustration only. The actual Redemption Amount received by investors in the Notes and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Select Asia Total Return Index; Market Disruption Events

If at any time Standard & Poor’s makes a material change in the formula for or the method of calculating the S&P Asia 50 Net Total Return Index or in any other way materially modifies the S&P Asia 50 Net Total Return Index, or Dow Jones changes its method of calculating the Select Asia Total Return Index so that the Select Asia Total Return Index does not, in the opinion of the calculation agent, fairly represent the value of the Select Asia Total Return Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Select Asia Total Return Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Select Asia Total Return Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Select Asia Total Return Index, as so adjusted. Accordingly, if the method of calculating the Select Asia Total Return Index is modified so that the value of the Select Asia Total Return Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Select Asia Total Return Index in order to arrive at a value of the Select Asia Total Return Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable primary exchange (without taking into account any extended or after-hours trading session), of 20% or more of the S&P Asia 50 Stocks, or the stocks included in any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable primary exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the S&P Asia 50 Stocks, or the stocks included in any successor index, which are traded on any major options or futures exchange.

For the purpose of the above definition a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange.

Discontinuance of the Select Asia Total Return Index

If Standard & Poor’s discontinues publication of the S&P Asia 50 Net Total Return Index or if Dow Jones discontinues publication of the Select Asia Total Return Index and Standard & Poor’s, Dow Jones, or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Select Asia Total Return Index (a “successor index”), then, upon the calculation agent’s notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Standard & Poor’s, Dow Jones, or any other entity for the Select Asia Total Return Index and calculate the closing value as described above under “—Payment at Maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

In the event that Dow Jones discontinues publication of the Select Asia Total Return Index and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute value for the Select Asia Total Return Index in accordance with the procedures last used to calculate the Select Asia Total Return Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Select Asia Total Return Index as described below, the successor index or value will be used as a substitute for the Select Asia Total Return Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If Dow Jones discontinues publication of the Select Asia Total Return Index before the period during which the Redemption Amount is to be determined and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value, or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal (the “WSJ”) or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the Nasdaq National Market and the AMEX are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Select Asia Total Return Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each Unit, will be equal to the Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Notes. See the section entitled “—Payment at Maturity” in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding was the maturity date of the Notes.

In case of default in payment of the Notes, whether at their stated maturity or upon exchange or acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of 1.25% per year to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE SELECT ASIA TOTAL RETURN INDEX

Select Asia Total Return Index

The Select Asia Total Return Index was initially set to 100 on the Pricing Date. The Select Asia Total Return Index is calculated and disseminated by Dow Jones under the symbol “ASP50 ”. On any Business Day the value of the Select Asia Total Return Index will equal the S&P Asia 50 Net Total Return Index divided by the Index Divisor. The “Index Divisor” will equal a number that when divided into the value of the S&P Asia 50 Net Total Return Index on the Pricing Date will equal 100 and will be used by Dow Jones to represent the application of the pro rata portion of the Index Adjustment Factor to the S&P Asia 50 Net Total Return Index. The “Index Adjustment Factor” is 2% per annum and will reduce the value of the Select Asia Total Return Index each day by the pro rata amount. As a result, the value of the Select Asia Total Return Index will be obtained by dividing the S&P Asia 50 Net Total Return Index by the current Index Divisor. Dow Jones will generally calculate and disseminate the closing value of the Select Asia Total Return Index based on the most recently reported value of the S&P Asia 50 Net Total Return Index (as reported by Standard & Poor’s), at approximately 10:00 a.m. New York City time of each Index Business Day provided the S&P Asia 50 Net Total Return Index is available to Dow Jones.

On the Pricing Date, the initial Index Divisor based upon the pro forma values of the S&P Asia 50 Net Total Return Index was 20.7441.

Hypothetical Historical Data on the Select Asia Total Return Index

The following table sets forth the hypothetical historical month-end closing values of the Select Asia Total Return Index (the “Hypothetical Historical Month-End Closing Values) in the period from January 1999 through March 2004 calculated as if the Select Asia Total Return Index had existed during that period, except as provided below. All hypothetical historical data presented in the following table were calculated by Dow Jones based upon pro forma data from the S&P Asia 50 Net Total Return Index which was calculated by Standard & Poor’s using actual historical data related to the S&P Asia 50 Stocks (as described under “—S&P Asia 50 Net Total Return Index” below). The Hypothetical Historical Month-End Closing Value was set to 100 on January 4, 1999 to provide an illustration of past movements of the Hypothetical Historical Month-End Closing Values only. We have provided this hypothetical historical information to help you evaluate the behavior of the Select Asia Total Return Index in various economic environments; however, these hypothetical historical data on the Select Asia Total Return Index are not indicative of the future performance of the Select Asia Total Return Index or what the value of the Notes may be. Any hypothetical historical upward or downward trend in the level of the Select Asia Total Return Index during any period set forth below is not any indication that the Select Asia Total Return Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	97.14	191.36	158.98	142.73	121.88	179.55
February	96.24	189.93	148.74	141.65	114.95	186.39
March	107.25	200.04	133.40	150.92	109.71	181.90
April	125.32	181.55	137.52	152.75	114.02
May	122.08	173.63	135.42	150.80	123.44
June	144.88	187.44	133.74	142.85	130.68
July	144.29	181.09	126.95	137.01	143.04
August	153.76	178.80	122.34	133.35	153.83
September	144.32	160.49	102.62	118.49	153.14
October	151.45	147.36	110.34	126.08	165.11
November	171.57	140.04	126.76	132.85	161.54
December	190.58	142.35	138.43	121.78	166.65

The following graph sets forth the hypothetical historical performance of the Select Asia Total Return Index presented in the table above.

S&P Asia 50 Net Total Return Index

Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) publishes the S&P Asia 50 Net Total Return Index. The S&P Asia 50 Net Total Return Index is intended to provide an indication of the pattern of common stock price movement and dividends, net of taxes, of fifty companies from the Asian markets of Korea, Taiwan, Hong Kong and Singapore. These countries, not including Australia and Japan, represent the most liquid and investible markets from Asia. The fifty companies have been selected by Standard & Poor’s on the basis of their size, liquidity, sector representation and country representation. The calculation of the value of the S&P Asia 50 Net Total Return Index, discussed below in further detail, is based on the quotient of the total available market capitalization of the S&P Asia 50 Stocks and an index divisor. Standard & Poor’s calculates the S&P Asia 50 Net Total Return Index using net cash dividends (as described below). The dividends are reinvested after deduction of withholding taxes, applying the rate to non-resident individuals who do not benefit from double taxation treaties. The S&P Asia 50 Net Total Return Index approximates the minimum possible dividend reinvestment. The rates applied are the current effective rates and are adjusted to reflect ongoing changes. As of April 28, 2004, 19 companies or 32.83% of the market capitalization for the S&P Asia 50 Net Total Return Index included companies from Hong Kong; 9 companies or 33.17% of the market capitalization of the S&P Asia 50 Net Total Return Index included companies from Korea; 8 companies or 13.30% of the market capitalization of the S&P Asia 50 Net Total Return Index included companies from Singapore; and 14 companies or 20.69% of the market capitalization of the S&P Asia 50 Net Total Return Index included companies from Taiwan. For a list of the fifty companies included in the S&P Asia 50 Net Total Return Index, please see Annex A to this prospectus supplement.

The net dividend yield of the stocks contained in the S&P Asia 50 Net Total Return Index as of April 28, 2004 was 2.54%.

Computation of the Select Asia Total Return Index

The Select Asia Total Return Index equals the S&P Asia 50 Net Total Return Index divided by the Index Divisor. Standard & Poor’s currently computes the S&P Asia 50 Net Total Return Index as of a particular time as follows:

(a)	the market price per share of each S&P Asia 50 Stock in its local currency is converted to U.S. dollars using the spot exchange rate applicable at the time of calculation (the result being referred to as the “U.S. dollar market value” of the S&P Asia 50 Stock);

(b)	the number of free-floating available shares outstanding for each S&P Asia 50 Stock is determined (the “availability factor”);

(c)	the U.S. dollar market value of each S&P Asia 50 Stock is multiplied by its corresponding availability factor (the result being referred to as the “U.S. dollar market capitalization” for each S&P Asia 50 Stock);

(d)	the U.S. dollar market capitalization for the S&P Asia 50 Stocks are aggregated;

(e)	the result is divided by an index divisor calculated by Standard & Poor’s, which is adjusted to account for additions and deletions to the S&P Asia 50 Net Total Return Index, rights issues, share buybacks and issuances, spin-offs and adjustments in availability (the result being referred to as the “U.S. dollar market capitalization component” of the S&P Asia 50 Net Total Return Index); and

(f)	the U.S. dollar market capitalization component of the S&P Asia 50 Net Total Return Index is adjusted for dividends payable on the S&P Asia 50 Stocks through the methodology described below.

While Standard & Poor’s currently employs the above methodology to calculate the S&P Asia 50 Net Total Return Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the Select Asia Total Return Index and the Redemption Amount, if any, payable to holders of the Notes upon maturity or otherwise.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a stock of a company included in the S&P Asia 50 Net Total Return Index that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the issuer,

•	the substitution by Standard & Poor’s of particular S&P Asia 50 Stocks in the S&P Asia 50 Net Total Return Index, and

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all S&P Asia 50 Stocks, after taking account of the new market price per share of the particular Select Asia Total Return Stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value ×	(	New Market Value	)	= New Base Value

Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all S&P Asia 50 Stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P Asia 50 Net Total Return Index.

Dividends

The S&P Asia 50 Net Total Return Index is a net total return index. To calculate the net total return, Standard & Poor’s adds an indexed dividend return to the change in price of the S&P Asia 50 Net Total Return Index for a given time period.

To calculate the total return for the S&P Asia 50 Net Total Return Index Index for a given time period, an indexed dividend for that time period is added to the closing S&P Asia 50 Net Total Return Index value for that same period. Then this number is divided by the closing S&P Asia 50 Net Total Return Index value at the beginning of the time period. The indexed dividend is an index number that represents the dividend distribution of the companies in the S&P Asia 50 Net Total Return Index. It is calculated by adding the total daily dividends, net of taxes, (based on the ex-dividend date with certain exceptions described below) for all of the stocks in the S&P Asia 50 Net Total Return Index for a given time period and then converting that sum to an indexed number by dividing it by the index divisor that is used to calculate the actual S&P Asia 50 Net Total Return Index.

The general formula to calculate the indexed dividend is:

Total Daily Dividends	= Indexed Dividend

Latest Index Divisor

Standard & Poor’s uses the ex-dividend date rather than the payment date to determine the net total daily dividends for each day because the marketplace price adjustment for the dividend occurs on the ex-dividend date. In the case of Korea, dividend amounts are not known until the payment date and therefore cash dividends are applied on the payment date. Standard & Poor’s calculates the S&P Asia 50 Net Total Return Index using cash dividends net of withholding taxes. Treatment of special dividends, such as stock dividends and extraordinary dividends, within the S&P Asia 50 Net Total Return Index Index calculation are decided on a case-by-case basis.

The S&P Asia 50 Net Total Return Index calculation assumes the reinvestment of net dividends on a daily basis. Monthly, quarterly and annual total return numbers for the S&P Asia 50 Net Total Return Index are calculated by daily compounding of the reinvested dividends. The dividends are reinvested after deduction of withholding taxes, applying the rate to non-resident individuals who do not benefit from double taxation treaties. The S&P Asia 50 Net Total Return Index approximates the minimum possible dividend reinvestment. The rates applied are the current effective rates and these are changed as to reflect the ongoing changes.

Calculation Agreement

Dow Jones

Dow Jones has no relationship to MLPF&S or ML&Co., other than the calculation and publication of the values of the Select Asia Total Return Index pursuant to an agreement between Dow Jones and MLPF&S.

Dow Jones does not:

•	Sponsor, endorse, sell or promote the Notes.

•	Recommend that any person invest in the Notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

•	Have any responsibility or liability for the administration, management or marketing of the Notes.

•	Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Select Asia Total Return Index or have any obligation to do so.

Dow Jones will not have any liability in connection with the Notes. Specifically,

•	Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:

•	The results to be obtained by the Notes, the beneficial owner of the Notes or any other person in connection with the use of the Select Asia Total Return Index or the S&P Asia 50 Net Total Return Index (collectively, the “Indexes”) and the data related thereto;

•	The accuracy or completeness of the Select Asia Total Return Index and its data;

•	The merchantability and the fitness for a particular purpose or use of the Indexes and data related thereto;

•	Dow Jones will have no liability for any errors, omissions or interruptions in the Indexes or data related thereto;

•	Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

The calculation agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Standard & Poor’s

Standard & Poor’s has no connection with the Select Asia Total Return Index or the Notes.

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P Asia 50 Net Total Return Index or any data included in the S&P Asia 50 Net Total Return Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by ML&Co., MLPF&S, holders of the Notes, or any other person or entity from the use of the S&P Asia 50 Net Total Return Index or any data included in the S&P Asia 50 Net Total Return Index in connection with the rights licensed under the license agreement described in this prospectus or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P Asia 50 Net Total Return Index or any data included in the S&P Asia 50 Net Total Return Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of Merrill Lynch Capital Services, Inc.

The license agreement between Standard & Poor’s and Merrill Lynch Capital Services, Inc. provides that the following language must be stated in this prospectus:

“The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s. Standard & Poor’s makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P Asia 50 Net Total Return Index to track general stock market performance. Standard & Poors’ only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of Standard & Poor’s and of the S&P Asia 50 Net Total Return Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. Standard & Poor’s has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P Asia 50 Net Total Return Index. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued, the calculation or dissemination of the Select Asia Total Return Index or in the determination or calculation of the equation by which the Notes are to be converted into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the Notes for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Select Asia Total Return Index. In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash at maturity of the Notes, a U.S. Holder will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder held the Note for more than one year at maturity. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”).

If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized at maturity or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by such taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to a Note. If Section 1260 of the Code were to apply to a Note in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by such U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any such gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the Select Asia Total Return Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date or upon exchange will not be subject to United States withholding tax, provided that such non-U.S. Holder complies with applicable certification requirements and that such payments are not effectively connected with a United States trade or business of such non-U.S. Holder. Any capital gain realized upon the sale, exchange or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States, and such individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount or Exchange Amount.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and New York, New York. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $13,000,000 aggregate original public offering price of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased. ML&Co. has entered into an arrangement with one of its subsidiaries to hedge the market risks associated with ML&Co.’s obligation to pay amounts due at maturity on the Notes. In connection with the arrangement, this subsidiary will pay MLPF&S, the underwriter, $.05 per Unit as part of the underwriting fee.

The Notes are ineligible assets in MLPF&S’ asset-based brokerage service Unlimited Advantage, which means that purchasers will not pay Unlimited Advantage annual asset-based fees on the Notes but will pay commissions on any secondary market purchases and sales of the Notes.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering prices and concession may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting fee and expenses payable by ML&Co.

In addition to the compensation paid at the time of the original sale of the Notes, the underwriter will pay an additional amount on each anniversary of the Pricing Date in 2005 through 2008 to brokers whose client accounts purchased the Units in the initial distribution and who continue to hold their Notes. This additional amount will equal 1% per Unit based on the Redemption Amount of the Notes calculated as if the applicable anniversary of the Pricing Date is the maturity date and the Ending Value is equal to the closing value of the Select Asia Total Return Index on that date. Also, MLPF&S may from time to time pay additional amounts to brokers whose client accounts purchased Notes in the secondary market and continue to hold those Notes.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to close out a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth Business Day following the Pricing Date of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three Business Days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date or the next succeeding Business Days will be required, by virtue of the fact that the Notes initially will settle in T+5 to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Page
base value	S-18
Business Day	S-14
Calculation Day	S-11
Calculation Period	S-11
Ending Value	S-4
Exchange Amount	S-5
Exchange Date	S-11
Exchange Notice Period	S-11
Index Adjustment Factor	S-3
Index Business Day	S-11
Index Divisor	S-15
Market Disruption Event	S-13
market value	S-18
Notes	S-1
Pricing Date	S-3
Redemption Amount	S-4
Starting Value	S-4
successor index	S-13
S&P Asia 50 Companies	S-8
S&P Asia 50 Stocks	S-4
Unit	S-3

ANNEX A

This annex provides a list of the S&P Asia 50 Stocks on April 28, 2004 and the country in which each such stock is listed, as obtained from information made publicly available by Standard & Poor’s. Standard & Poor’s has selected the S&P Asia 50 Stocks and may modify the S&P Asia 50 Stocks at any time at its own discretion.

Company	Country

Asustek Computer	Taiwan
BOC Hong Kong (Holdings) Limited	Hong Kong
Cathay Financial	Taiwan
Cathay Pacific Airways Limited	Hong Kong
Cheung Kong (Holdings) Limited	Hong Kong
China Development	Taiwan
China Mobile (Hong Kong) Limited	Hong Kong
China Steel	Taiwan
China Unicom Limited	Hong Kong
ChinaTrust Financial Holdings	Taiwan
CITIC Pacific Limited	Hong Kong
CLP Holdings Limited	Hong Kong
CNOOC Limited	Hong Kong
DBS Group Hldgs	Singapore
Esprit Holdings	Hong Kong
Formosa Chemical	Taiwan
Formosa Plastic	Taiwan
Fubon Financial	Taiwan
Hang Seng Bank Limited	Hong Kong
Hon Hai Precision	Taiwan
Hong Kong and China Gas Company Limited	Hong Kong
Hongkong Electric Holdings Limited	Hong Kong
Hutchison Whampoa Limited	Hong Kong
Hyundai Motor	Korea
Johnson Electric Holdings Limited	Hong Kong
Keppel Corp.	Singapore
Kookmin Bank Corp.	Korea
KT&G Corp.	Korea
LG Electronics Inc.	Korea
Li & Fung Limited	Hong Kong
Nan Ya Plastic	Taiwan
Oversea-Chinese Banking	Singapore
PetroChina Company Limited	Hong Kong
POSCO	Korea
Quanta Computer	Taiwan
Samsung Electronics	Korea
Samsung Fire & Marine	Korea
Shinhan Financial Group	Korea
Singapore Airlines—F.	Singapore
Singapore Press HD	Singapore
Singapore Tech. Eng.	Singapore
Singapore Telecomm.	Singapore
SK Telecom	Korea
Sun Hung Kai Properties Limited	Hong Kong
Swire Pacific Limited	Hong Kong
Taiwan Semiconductor	Taiwan
United Micro Elec.	Taiwan
United Overseas Bank Ltd.	Singapore
Yue Yuen Industrial Hldgs	Hong Kong
Yulon Motor	Taiwan

A-1

1,300,000 Units

Merrill Lynch & Co., Inc.

International Strategic Return Notes®

Linked to the Select Asia Total Return Index

due May 5, 2009

(the “Notes”)

$10 original public offering price per Unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

April 28, 2004